X1 CAPITAL INC.

FINANCIAL STATEMENTS

For the Partial Year Ended
September 30, 2023

TABLE OF CONTENTS

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DiPiazza LaRocca Heeter & Co, LLC
510 Office Park Drive • Suite 100
Birmingham, AL 35223
205.871.9973
www.dlhcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of X1 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of X1 Capital Inc. as of September 30, 2023, the related statements of income, shareholders equity, and cash flows for the partial year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of X1 Capital Inc. as of September 30, 2023, and the results of its operations and its cash flows for the partial year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of X1 Capital Inc.'s management. Our responsibility is to express an opinion on X1 Capital Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to X1 Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DiPiazza LaRocca Heeter & Co., LLC

DiPiazza LaRocca Heeter & Co., LLC

We have served as X1 Capital Inc.'s auditor since 2023.
Birmingham, Alabama
October 5, 2023

X1 CAPITAL INC.
Balance Sheet
September 30, 2023

Assets

Cash	$	-
Due from stockholders		2,000
Total assets	$	2,000

Liabilities and shareholders' equity

Total liabilities	$	-

Shareholders' equity
  Common stock (Par $0.01), 80 shares
    issued and outstanding   1
  Additional paid-in-capital   1,999
      Total shareholders' equity   2,000

Total liabilities and shareholders' equity	$	1,999

The accompanying notes are an integral part of the financial statements.

X1 CAPITAL INC.
Income Statement
For the Partial Year Ended September 30, 2023

Total revenue	$ -
Total expenses	-
Net income resulting from operations	$ -

The accompanying notes are an integral part of the financial statements.

X1 CAPITAL INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the Partial Year Ended September 30, 2023

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Shareholders' Equity
Beginning balaance	$ -	-	-	-
Shares purchased (80 shares)	1	1,999	-	2,000
Net income	-	-	-	-
Balance as of September 30, 2023	$ 1	1,999	-	2,000

The accompanying notes are are an integral part of the financial statements.

X1 CAPITAL INC.
Statement of Cash Flows
For the Partial Year Ended September 30, 2023

Cash Flows from Operating Activities

Net income resulting from operations	$	-
Due to from shareholders		(2,000)
Net cash used in operating activities		(2,000)

Cash Flows from Financing Activities

Shares purchased		2,000
Net change in cash		-

Cash

Beginning of period		-
End of period	$	-

The accompanying notes are an integral part of the financial statements.

X1 CAPITAL INC.
Notes to Financial Statements
September 30, 2023

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

X1 Capital Inc. (the "Company"), is a C-Corporation incorporated in the state of Maryland as of July 25, 2023. The purpose of the Company is to perform business development under the Investment Company Act of 1940.

Basis of Accounting

The financial statements of the Company are prepared under the accrual method of accounting.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. At September 30, 2023, the Company had no cash equivalents. Woodforest National Bank has custody of the cash held by the Company.

Accounts Receivable

The Company reports trade receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings. As of September 30, 2023, there were no accounts receivable and therefore none were considered uncollectible and no allowance was considered necessary.

Financial Instruments

The carrying amounts reported on the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – Continued

Distributions

Dividends and other distributions upon the stock of the Company may be authorized by the Board of Directors, subject to the provisions of law and the charter of the Company. Dividends and other distributions may be paid in cash or stock of the Company, subject to the provisions of law and the charter.

Income taxes

The Company is organized as a corporation and is subject to federal and state income taxes in the jurisdictions in which it operates. The Company's income tax returns are subject to examination by the tax authorities in the jurisdictions in which it operates.

Concentrations of Credit Risk

The Company maintains a cash account at a high quality, federally insured financial institution. At times, the balance in this account may exceed federally insured limits. The Company has not experienced any losses in this account. The Company periodically reviews the relative credit standing of the financial institutions and believes it is not exposed to any significant credit risk on cash.

Subsequent Events

The Company evaluated its September 30, 2023 financial statements for subsequent events through the date the financial statements were issued. All subsequent events affecting the financial statements for the period presented have been included.

NOTE 2 – SHAREHOLDERS' EQUITY

The Company has authority to issue 100,000,000 shares of stock, initially consisting of 100,000,000 shares of Common Stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $1,000,000. If shares of one class or series of stock are classified or reclassified into shares of another class or series of stock, the number of authorized shares of the former class or series shall be automatically decreased and the number of shares of the latter class or series shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes and series that the Company has authority to issue shall not be more than the total number of shares of stock above. As of September 30, 2023, the Company had a total of 40 shares issued and outstanding.

NOTE 3 – CONTINGENCIES

The Company has not commenced principal operations. No expenses or revenues have been recorded.